UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.  )*

ARES STRATEGIC INCOME FUND
(Name of Issuer)

Class I Shares of Beneficial Interest, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

December 5, 2022
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
1.	NAME OF REPORTING PERSONS Cliffwater Corporate Lending Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 296,295*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 800,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

* The reporting person has agreed to waive voting power with respect to all shares held by it in excess of five percent of the class.

CUSIP No. N/A
1.	NAME OF REPORTING PERSONS Cliffwater LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 296,295*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 800,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

* The reporting person has agreed to waive voting power with respect to all shares held by it in excess of five percent of the class.

CUSIP No. N/A
1.	NAME OF REPORTING PERSONS Stephen Nesbitt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 296,295*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 800,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The reporting person has agreed to waive voting power with respect to all shares held by him in excess of five percent of the class.

Item 1(a).	Name of Issuer:

Ares Strategic Income Fund (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
245 Park Avenue, 44th Floor, New York, NY 10167

Item 2.	Names of Persons Filing:

This Schedule 13G is being filed on behalf of the following:

(i)   Cliffwater Corporate Lending Fund, a Delaware statutory trust (“CCLF”);

(ii)  Cliffwater LLC, a Delaware limited liability company (the “Adviser”); and

(iii) Stephen Nesbitt (“Mr. Nesbitt”), a U.S. citizen.

CCLF, the Adviser and Mr. Nesbitt are collectively referred to as the “Reporting Persons.” The Adviser is the investment adviser of CCLF. Mr. Nesbitt is the Chief Executive Officer of the Adviser.

The address of the principal business office of CCLF SPV and CCLF is c/o UMB Fund Services, Inc. 235 West Galena Street, Milwaukee, WI 53212.

The address of the Adviser and Mr. Nesbitt is 4640 Admiralty Way, 11th floor, Marina del Rey, CA 90292.

The title and class of securities is Class I Shares of Beneficial Interest, par value $0.001 per share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☒	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);*

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);**

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The beneficial ownership of each of the Reporting Persons is as follows:

The information contained in Rows 5-11 of the respective cover pages of the filing persons is incorporated herein by reference. CCLF SPV LLC, a Delaware limited liability company and wholly owned subsidiary of CCLF, holds the Class I shares as record owner for the account of CCLF. CCLF SPV, CCLF, the Adviser and Mr. Nesbitt have waived voting power with respect to any shares beneficially owned by them in excess of five percent of the class.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Cliffwater LLC, a registered investment adviser.

Item 8.	Identification and Classification of Members of the Group:
N/A.

Item 9.	Notice of Dissolution of Group:

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2023	Cliffwater LLC

	By:	/s/ Stephen Nesbitt
	Name:	Stephen Nesbitt
	Title:	Chief Executive Officer

Cliffwater Corporate Lending Fund

By: Cliffwater LLC,
Investment Adviser

By:	/s/ Stephen Nesbitt
Name:	Stephen Nesbitt
Title:	Chief Executive Officer

Stephen Nesbitt

/s/ Stephen Nesbitt
Stephen Nesbitt

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G or Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Cliffwater LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Date: January 10, 2023	Cliffwater LLC

	By:	/s/ Stephen Nesbitt
	Name:	Stephen Nesbitt
	Title:	Chief Executive Officer

Cliffwater Corporate Lending Fund

By: Cliffwater LLC,
Investment Adviser

By:	/s/ Stephen Nesbitt
Name:	Stephen Nesbitt
Title:	Chief Executive Officer

Stephen Nesbitt

/s/ Stephen Nesbitt
Stephen Nesbitt